Memorandum of Offering

By

QUANTA CENTRE INC



Pranalink.com - Connecting The World's Energies

January 2023



This Memorandum of Offering is for review by prospective investors of QUANTA CENTRE INC on the Akemona Platform under Section 4(a)(6) of the Securities Act of 1933, as amended and under SEC Regulation Crowdfunding.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

This Memorandum of Offering ("Offering Statement") is issued by QUANTA CENTRE INC, a COLORADO Corporation (the "Issuer"), under Section 4(a)(6) of the Securities Act of 1933 as amended and under SEC Regulation Crowdfunding. This Offering Statement is available at https://akemona.com funding portal (the "Platform") and each subdomain thereof operated by Akemona, Inc., a Delaware Corporation, who is the intermediary for this offering.

The Issuer plans to raise a minimum of $25,000.00 and a maximum of $100,000.00 by issuing Convertible zero-coupon bond offering in the form of digital aPledge security tokens, which will be sold at a discount and will be redeemable at 100% of the face value

on 07-09-2024. The difference between the full-face value of the bond and the discounted purchase price will be the interest earned by investors. When the interest rate offered by the issuer is 0%, there is no discount and the bonds will be sold at their full face value. Akemona's aPledge is a digital security token that is sold to investors as a security by the Issuer on the Akemona platform. In order to purchase aPledge, prospective investors must register on the Platform and setup a digital wallet.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Investors may cancel an investment commitment up until 48 hours prior to the date of close of subscription identified in the offering materials including this Offering Statement. If an investor decides to cancel, the investor will be responsible for the cost of transaction processing, known as "gas," on the Ethereum/Polygon blockchain. If the Issuer reaches the target offering amount prior to the date of close of subscription identified in the offering materials, absent a material change that would require an

extension of the offering and reconfirmation of the investment commitment, the Issuer may close the offering early and must provide notice to the investors about the new offering deadline at least five business days prior to such new offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the close of subscription, the funds will be released to the Issuer upon closing of the offering, and the investor and the Issuer will be bound by the terms of the debt agreement.

If a material change is made to the offering, the Issuer will send an email notification to all investors. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned. The Issuer reserves the right to modify any of the terms of the offering and the securities issued under the offering at any time before the close of the offering.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning the date of close of subscription, unless such securities are transferred: (1) to the Issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Certain information contained in this Memorandum of Offering may contain forward-looking statements that are based on the beliefs of the Issuer's management as well as reasonable assumptions made by and information currently available to the Issuer's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Issuer's business plan and prospects, future developments, trends and conditions in the industry and geographical markets in which the Issuer operates, its strategies, plans, objectives and goals, its ability to control costs, statements relating to prices, volumes, operations, margins and overall market trends.

When used herein, the words "anticipate", "believe", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "project", "seek", "should", "will", "would" and similar expressions, as they relate to the Issuer or the Issuer's management, are intended to identify forward-looking statements. These forward-looking statements reflect the Issuer's current views with respect to future events and are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Actual results and events may differ materially from information contained in the forward-looking statements as a result of a number of factors, including any changes in the laws, rules and regulations relating to any aspects of the Issuer's business operations, general economic, market and business conditions, including capital market developments, changes or volatility in interest rates, input prices, the actions and developments of the Issuer's competitors and the effects of competition on the demand for, and price of, the Issuer's products and services, various business opportunities that the Issuer may or may not pursue, changes in demographic trends, its ability to properly price its products and services , seasonal fluctuations and factors beyond the Issuer's control. The Issuer does not intend to update or otherwise revise such forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, forward-looking events and circumstances discussed herein might not occur in the way the Issuer expects, or at all. Accordingly, you should not place reliance on any forward-looking information or statements. All forward-looking

statements herein are qualified by reference to the cautionary statements set forth in this section.

RISKS OF DIGITAL SECURITIES

The Issuer will use the Akemona platform for issuing investment commitment tokens, known as aPledge, in digital wallets of investors through the Ethereum/Polygon blockchain. At the end of a successful offering, the Issuer will convert investment commitment tokens into digital securities. These digital securities are delivered directly to digital wallets of investors. Walletless investors receive a certificate of investment instead of digital securities.

Investors are responsible for maintaining security and confidentiality of their digital wallet password, secret phrase and private key ("Credentials"). Investors must protect their Credentials from cybertheft. Investors must not share their Credentials with any other person. Neither Akemona nor any other party has access to an investor's Credentials. In the event of loss of Credentials, the investor will lose all assets in their digital wallet. Excluding the replacement of investment commitment tokens during the subscription period upon payment of a replacement fee of $50, Akemona or the Issuer will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet. Post-subscription, investors must contact the Issuer or Issuer's transfer agent for replacement of lost digital securities. Issuer or their transfer agent may charge a fee for replacement of digital securities.

The Ethereum/Polygon blockchain keeps all transaction history public using the public key of digital wallets. Investors may want to control access to the public key of their digital wallet except when they have to share the public key with a counterparty to execute a transaction.

If the Ethereum/Polygon blockchain is split or forked into two or more branches, Akemona will, in its sole discretion, decide which branch of Ethereum/Polygon it will use. Any investment commitment tokens issued by Akemona will be valid only on the branch of Ethereum/Polygon which Akemona decides to use. Excluding the replacement of investment commitment tokens, Akemona or the Issuer will not be liable for any loss,

damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to a split of the Ethereum/Polygon blockchain. Post-subscription, investors must contact the Issuer or Issuer's transfer agent to find out the branch of Ethereum/Polygon which will be valid for the digital securities in the event of a split of the Ethereum/Polygon blockchain.

Excluding the replacement of digital securities upon payment of a fee, the Issuer or its transfer agent will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet.

The Akemona platform is based on blockchain technology, which is a relatively new, untested and evolving technology. The aPledge™ digital security token, an ERC20 standard token developed by Akemona, resides on the Ethereum/Polygon blockchain. The investor must independently evaluate the risks and merits of the purchase of the aPledge™ digital security tokens and bear the risks thereof. The Investor understands that the aPledge™ digital security tokens involve risks, all of which the Investor fully and completely assumes, including but not limited to, the risk that the technology associated with the Akemona platform will not function as intended.

THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CRYPTOGRAPHIC SOFTWARE TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE ISSUER OR AKEMONA, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE TOKENS.

TABLE OF CONTENTS

1. OFFERING SUMMARY

Issuer	QUANTA CENTRE INC
Type of Security	Convertible zero-coupon bond issued in the form of digital tokens directly deposited into investors' digital wallets
Bond will Convert into this Class of Equity Shares	Common Equity
Face Value of Each Convertible zero-coupon bond	$1.00
Redemption Value of Convertible zero-coupon bond on Maturity Date	$1.00 (100% of Face Value)
Target (minimum) Offering Amount	$25,000.00
Oversubscriptions Accepted	Yes
Oversubscriptions Allocation Method	First-come, first-served basis
Maximum Offering Amount	$100,000.00
Valuation Cap	$2,500,000.00
Qualified Financing:	$500,000.00 Qualified financing is the minimum amount of cash raised in an equity financing, which will trigger automatic conversion of debt into equity.
Conversion Discount	10% The discount that bondholders will receive on the price per share of equity in a qualified financing.
Maximum Number of Securities Offered	112,178 The maximum number of securities to be offered is calculated by dividing the maximum offering amount by the price of the securities on the subscription open date.
Annual Percentage Yield (APY)	8%
Subscription Open Date	01-10-2023
Subscription	07-09-2023

Close Date	
Rolling Close	Yes
Loan Term in Year(s)	1
Maturity Date	07-09-2024
Price of each Convertible zero-coupon bond of $1 face value on Subscription Open Date	$0.89 Note: Price is calculated daily.
Method for Determining Price on Purchase Date	The Purchase Price on the Purchase Date is equal to the Face Value ($1) divided by the Effective Yield Factor. The Effective Yield Factor is the Daily Interest Rate compounded for the number of days ("Days") between the Purchase Date and the day before the Maturity Date. Compounding of the Daily Interest Rate uses the formula (1 + Daily Interest Rate) to the power of Days. Daily Interest Rate is calculated by subtracting 1 from the formula (1 + Annual Percentage Yield) to the power of 1/365.
Minimum Investment Amount	$100.00
Purpose of the Loan	Working capital
Transaction Processing Platform and Intermediary	Akemona, Inc.

If the Offering does not equal or exceed the Target Offering Amount on or before the Subscription Close Date, the Intermediary will cancel all sales of aPledge Digital Security Tokens and the Escrow Agent will refund to investors the Original Purchase Price of each aPledge Digital Security Token and fraction thereof.

2. ISSUER INFORMATION

QUANTA CENTRE INC (the "Issuer") is a business in the Other Services (except Public Administration) industry with its principal location at 2443 Dogie Spur , Golden, CO. QUANTA CENTRE INC is organized as a Corporation in the United States under the jurisdiction of COLORADO. QUANTA CENTRE INC was established on the date 02-14-2018. The website of QUANTA CENTRE INC is at pranalink.com.

The Issuer has certified that the following statements are true.

- The Issuer is organized under and subject to the laws of a state or territory of the United State or the District of Columbia.

- The Issuer has not issued securities registered with the SEC under the Securities Exchange Act of 1934.

- The Issuer has not been convicted of, or subject to court or administrative sanctions for, securities fraud, false representation or other violations of state or federal regulations.

- The Issuer has not failed to comply with the annual filing requirements under Regulation Crowdfunding (17 CFR §227.202).

- The Issuer is neither a development stage (blank check) company without a business plan nor a development stage (blank check) company intending to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer is not primarily engaged in the business of: trading securities, lending, pyramid sale distribution, gambling, speculation, adult entertainment, or retail sales of firearms and ammunition.

- The Issuer is not in default of a loan.

Issuers Key Financials

The key financials of the Issuer are as follows:

- Total assets of the Issuer: $12,604.00

- Total liabilities of the Issuer: $2,244.00

- Net worth of the Issuer: $10,360.00

- Annual Revenue of the Issuer: $78.00

Co-issuer(s)

This offering has no co-issuer.

3. LEADERSHIP TEAM

Founders

Jeanine DiMaria holds the position of CEO with the company.

Since February 2018, Jeanine DiMaria has served as managing director of Quanta Centre Inc and co-founder of Pranalink.com. Prior to forming Quanta Centre Inc, she spent 21 years with EY last serving as EY's international tax services (ITS) global operations director. In that role she led think tank idea generation, marketing, cross-border go to market and sales, education, ITS strategy development and expansion of the ITS sub service line. She also spent one year with Arthur Andersen as one of their Tax Effective Supply Chain Leaders. In her early career, she held various tax positions in the brewing industry with Coors Brewing Company and Anheuser Busch (A-B) and was an auditor and tax advisor with Price Waterhouse prior to joining A-B. She holds an Executive Master in International Business from Saint Louis University and a Master and BSBA in Accounting & Taxation from the University of Missouri – Saint Louis.

Jeanine DiMaria is an Officer of the company.

LinkedIn: www.linkedin.com/in/jeanine-dimaria-12108b6/

Anand Kumar holds the position of Co-founder with the company.

Anand is a Chartered Accountant having more than 18 years of professional experience in public accounting. Prior to joining JAKS & Associates, he worked at one of the big 4 accounting firms. He specializes in management consulting and outsourcing and leads these divisions of the firm. During his tenure with the big 4 accounting firm, he led cross-functional teams across geographies on various outsourcing and management consulting projects. He was based in Amsterdam, Netherlands, and Hong Kong for a major part of his tenure with the Big 4 accounting firm. He is a Chartered Accountant and also a Certified Information Systems Auditor. Anand holds certifications in IFRS (ACCA, UK) and in SAP Financial Accounting (SAP AG, Germany).

Anand Kumar is an Officer of the company.

LinkedIn: www.linkedin.com/in/anand-kumar-92175a4/

Key Team Members

Deepa Lekshmi holds the position of Director with the company.

Deepa is a Chartered Accountant with more than 12 years of experience in consulting & Transaction Advisory and is a partner in a public accounting firm. She has worked with one of the Big4 consulting firms as well as one of the largest listed software companies in India.

Deepa Lekshmi is a Director of the company.

LinkedIn: www.linkedin.com/in/deepa-lekshmi-a1256a23/

Advisors

Jean Knobloch holds the position of Advisor with the company.

Jean's has 20 years experience in academic database management. Her passion is in entrepreneurship and learning about how the body can self heal itself. Her passion lead her learning about and becoming certified in aromatherapy, sound therapy, light therapy, Reiki, frequencies and vibration modalities.

4. PRINCIPAL STOCK OWNERS

The Issuer's principal stockholders are as follows:

Name of Stockholder	Class of Securities Held	Percentage of Voting Power
QuantaCentre LLC / Jeanine DiMaria	Common equity	66%
Anand Kumar	Common equity	33.3%

The above information provided by the Issuer is no more than 120 days prior to the date of filing of this offering statement.

The Issuer has calculated total voting power by including all securities for which the stockholding person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned."

To calculate outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities are assumed to be converted.

5. OFFERING INFORMATION AND TERM SHEET

Term Sheet

Issuer: QUANTA CENTRE INC

Type of Security Offered: Convertible zero-coupon bond and issued in the form of a digital security token

Bond will Convert into this Class of Equity Shares: Common Equity

Face Value of Each Zero-Coupon Bond: $1.00

Redemption Value: 100% of Face Value

Target (Minimum) Offering Amount: $25,000.00

> If the sum of the investment commitments does not equal or exceed the target (minimum) offering amount at the subscription close date, no security will be sold in the offering, investment commitments will be cancelled by the intermediary, Akemona, and committed funds will be returned to investors.

Oversubscriptions Accepted: Yes

If yes, how oversubscriptions will be allocated: First-come, first-served basis

Maximum Offering Amount: $100,000.00

Valuation Cap: $2,500,000.00

> Valuation cap is the maximum pre-money valuation at which the debt will convert into equity.

Qualified Financing: $500,000.00

> Qualified financing is the minimum amount of cash raised in an equity financing, which will trigger automatic conversion of debt into equity.

Conversion Discount: 10%

> The discount that bondholders will receive on the price per share of equity in a qualified financing.

Maximum Number of Securities to be Offered: 112,178

> The maximum number of securities to be offered is calculated by dividing the maximum offering amount by the price of the securities on the subscription open date.

Annual Percentage Yield (APY): 8%

Subscription Open Date: 01-10-2023

> Subscription will open at 12:01 AM Pacific Time on the subscription open date.

Subscription Close Date: 07-09-2023

> Subscription will close at 11:59 PM Pacific Time on the subscription close date.

Rolling Close: Yes

> When the minimum target offering amount is reached, the Issuer may choose to do a rolling close to receive some of the funds raised and keep the subscription open. If the Issuer decides to do rolling close, investors will receive a notification of rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date. Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

Term of the Loan in Year(s): 1

Maturity (Redemption) Date: 07-09-2024

Price of Each Convertible zero-coupon bond on Subscription Open Date: $0.89

Method for Determining Price: The Purchase Price on the Purchase Date is equal to the Face Value ($1) divided by the Effective Yield Factor. The Effective Yield Factor is the Daily Interest Rate compounded for the number of days ("Days") between

the Purchase Date and the day before the Maturity Date. Compounding of the Daily Interest Rate uses the formula (1 + Daily Interest Rate) to the power of Days. Daily Interest Rate is calculated by subtracting 1 from the formula (1 + Annual Percentage Yield) to the power of 1/365.

Minimum Investment Amount: $100.00

Investor Perks Offered by the Issuer: 10% discounts on products & workshops in Pranalink corporate shops. This does not apply to third party vendors/service providers. Examples of Pranalink corporate shop - Wonderful Workshops, Tool Shop

Purpose of the Loan: Working capital

Escrow Agent:

Transfer Agent: OnchainTA

Transfer Agent Website: onchainTA.com

Transfer Agent Email: support@onchainTA.com

Applicable Law: Issued under Section 4(a)(6) of U.S. Securities Act of 1933 as amended and under SEC Regulation Crowdfunding

Initial Holding Period: 1 year from the date of close of subscription with certain exceptions stated in 17CFR §227.501 regarding restrictions on resale and included under "Notice to Investors."

Transaction Processing Platform and Intermediary: Akemona, Inc.

Intermediary's CIK: 0001748730

Intermediary's SEC File Number: 007-00173

CRD Number: 000299685

Intermediary's (Akemona's) Compensation: 3% of the amount raised

Intermediary's (Akemona's) Any Other Interest in the Security Being Offered: None

Estimated Escrow and Other Transactions Charges: Approximately 3% of the amount raised

Tax Considerations: The investor is responsible for reporting their income for the purpose of taxes in their jurisdiction. Zero-coupon bonds may result in phantom income that must be considered by the investors. Investors must consult their tax attorneys on how to handle the interest accrued on zero-coupon bonds in their tax returns. Zero-coupon bonds with 0% interest rate do not accrue interest income.

6. TERMS OF SECURITIES

The Issuer is offering convertible zero-coupon bonds as digital security tokens. Each bond will have a Face Value of $1 and it will be sold at a discount in cash payment through ACH, payment card, wire transfer and USDC stablecoin. Minimum purchase amount is $100.00. The discount is determined by the Interest Rate ("Annual Percentage Yield") offered by the Issuer and the number of days between the Purchase Date and the Maturity Date. If the Interest Rate offered by the Issuer is 0%, there will be no discount. At the Interest Rate of 0%, the Issuer's bonds will be sold at their Face Value.

In the event that the Issuer sells shares of its equity securities on or before the Maturity Date in an equity financing with total proceeds to the Issuer of not less than the qualified financing amount, the outstanding token balance of digital security tokens shall automatically convert in whole without any further action by the bondholder into equity securities sold in the qualified financing at a conversion price and terms as stated in the debt agreement.

In the event that digital security tokens remain outstanding on the maturity date, the outstanding token balance shall automatically without any further action by the bondholder convert as of the Maturity Date into shares of the Issuer's common stock of class stated in the term sheet at a conversion price and terms as included in the debt agreement.

If the Issuer consummates a change of control while this debt agreement remains outstanding, the Issuer shall repay the bondholder in cash in an amount equal to the outstanding token balance; provided, however, that upon the written election of the bondholder made not less than five days prior to the change of control, the Issuer shall convert the outstanding token balance held by the bondholder into shares of the Issuer's common stock of class specified in the term sheet at a conversion price and terms as stated in the debt agreement.

Drag-Along Rights: Subsequent to the conversion into equity, if one or more person or entity owning and controlling 50% of the Issuer's outstanding shares ("Majority

Shareholder") desires to sell forty percent (40%) or more of its direct or indirect financial interest in the shares of the Issuer in a single transaction to a third party (the "Proposed Acquirer") pursuant to a Qualified Sale (as defined below), and the Board of Directors of the Issuer has approved such Qualified Sale, the Majority Shareholder may cause to be included in such Qualified Sale all, but not less than all, of the shares held by each of the other shareholders by providing to each such other shareholder a notice (a "Qualified Sale Notice") of the proposed Qualified Sale at least 20 days prior to the date proposed for such Qualified Sale, stating the identity of the Proposed Acquirer, the kind and amount of consideration proposed to be paid for the shares to be purchased by the Proposed Acquirer and the other material terms of such Qualified Sale.

In the event the Majority Shareholder so provide a Qualified Sale Notice with respect to a Qualified Sale, each other shareholder shall be obligated to transfer all of the shares owned by such shareholder to the Proposed Acquirer on the terms and conditions set forth in the Qualified Sale Notice.

The term "Qualified Sale" means a sale by the Majority Shareholder to a third party which is not an Affiliate of the Issuer or Majority Shareholder and the terms of such sale were negotiated between the Majority Shareholder and such unaffiliated third party (or on their behalf by their respective agents or representatives) on a bona fide arm's-length basis. The terms of such sale provide that the sale of shares by each shareholder that is not a Majority Shareholder shall be made for the same type and amount of consideration for each such share sold as is to be received by the Majority Shareholder for each such share.

Tag-Along Rights: Subsequent to the conversion into equity, if one or more Majority Shareholder proposes to sell more than 50% of the Issuer's outstanding shares to a Proposed Acquirer (other than a sale through an Initial Public Offering) then the Majority Shareholder shall give written notice of such proposed sale to all other shareholders of the Issuer setting forth the proposed material terms and conditions of such sale (including price per Share).

The shareholder receiving such notice shall have the right to elect, by delivery of written notice to the Majority Shareholder within ten (10) days from delivery of the notice, to sell to the Proposed Acquirer a number of its shares, not to exceed the product of (A) the total number of shares owned by the shareholder and (B) a fraction, the numerator of which is the aggregate number of shares which the Majority Shareholder has proposed to be sold, and the denominator of which is the aggregate number of shares in which the Majority Shareholder has a financial interest (the shareholder's "Pro Rata Amount"), on the same terms and conditions (including price per share) as agreed to by the Majority Shareholder.

Proxy Voting: If the bonds convert into shares with voting rights, then subsequent to the conversion into equity, if a shareholder is unable to attend a shareholders' meeting, the shareholder shall automatically assign, without any action on their part, their irrevocable proxy to the President and CEO of the Issuer, with full power of substitution to vote on their behalf on all matters presented for a vote at all such shareholders' meetings.

Electronic Communication: The investor consents to receive communications and transact business with the Issuer online and electronically. The Issuer may, at its sole discretion, deliver all communications concerning investors or Issuer's business including, without limitation, information and written notices required to be provided to investors, by means of email, posting on its website, or other means of electronic communication. The investor shall keep the Issuer or its transfer agent informed of any change in their email so that the investor can continue to receive all communications promptly.

Modification to the Terms of the Securities Being Offered

The Issuer can modify the terms of securities offered up to 10 days before the close of subscription. However, any material change to the terms of the offering will require submission of a revised Form C, communication of the material change to current and potential investors and reconfirmation of investment from all the investors. The terms of the offering cannot be modified after the loan has been disbursed to the Issuer.

7. BOND PURCHASE TRANSACTION EXECUTION AND CANCELLATION

Investors will send payment for their investment commitment in cash (using payment cards, ACH, wire or USDC stablecoin[*]) to the escrow agent through the Akemona platform. The Issuer will use the Akemona platform to seek investment commitments from the investors. The Issuer will confirm these investment commitments by issuing aPledge digital tokens to the registered wallets of investors.

Digital security tokens purchased by an investor will be electronically deposited in the investor's digital wallet. If the offering is cancelled, all sales of debt security tokens will be cancelled and the escrow agent will refund to each investor the original purchase price of each digital security token purchased minus the bank fee for sending refunds.

Upon close of a successful offering, the escrow agent will disburse collected funds to the Issuer after deducting escrow and Akemona fees. The Issuer will convert investment commitment tokens into digital securities. Upon completion of the transaction, Akemona will provide the details of the funds raised to investors.

[*] This method of payment may not be available for all offerings. If this method of payment is available, investors will see a "Pay with USDC" button when making an investment.

Cancellation of an Investment Commitment

Investors may cancel an investment commitment up until 48 hours prior to the deadline (subscription close date) identified in these offering materials. If an investor decided to cancel, the escrow agent will refund the original amount of investment after deducting the bank fee for remitting the refund to the investor.

Transaction charges incurred by the investor at the time they made the investment are not refundable. Non-refundable transaction charges include ACH fee, payment card fee, wire transfer fee, gas on Ethereum/Polygon platform (when paying with USDC stablecoin) and identity verification fee. The details of these transaction charges are available in the Akemona Education Center for Investors.

The escrow company will charge a bank fee for remitting refunds. The escrow company will remit the refund through the payment method, which was used by the investor for making the investment. Remittance of refund through ACH will incur a charge of $1. Refund through wire transfer will incur a charge $15 for domestic and $35 for international. There is no bank fee for refunding payments made through payment cards.

No interest is earned if an investment commitment is cancelled.

Akemona will notify investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline (subscription close date) identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least 5 business days prior to such new offering deadline (absent a material change that will require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If the Issuer makes a material change to the terms of securities being offered, the Issuer will notify investors about the change and the investors will be required to reconfirm their investment commitment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned to the investor. If material changes to the offering or to the information provided by the Issuer regarding the offering occur within 5 business days of the maximum number of days that an offering is to remain open, the offering will be extended to allow for a period of 5 business days for the investor to reconfirm his or her investment.

A rolling close allows the Issuer to receive the funds raised after the target offering amount is reached, while keeping the subscription open for further funding. The issuer has indicated that it will be performing rolling closes of the offering. When the issuer decides to do a rolling close, investors will receive a notification of rolling close at least 5

business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date.

Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. The offering will remain open for subscriptions after the rolling close. All investment commitments subsequent to the rolling close date will be treated as new investment commitments.

8. PURPOSE OF OFFERING

- Digital marketing to expand customer base & vendor procurement resulting in substantial increased revenue.

- Increase team size to respond to expanded business from successful digital marketing.

- Other marketing & brand building campaigns to drive more business to the site.

- Platform enhancements

9. PRODUCTS AND SERVICES

Pranalink is a US based e-commerce multi-vendor alternative energy products & services marketplace catering to cross-border vendors & customers. Our intention for this site is to be a one stop shop for energy workers or for anyone who is interested in learning more about their body and the effect of external energies upon it. We have organized the site into four sections: Educate, Exchange, Engage and Experience.

Educate - to learn and accelerate one's learning curve from energy related trainings, events and research materials

Exchange - where the specialty product and service sellers and the discerning buyers meet

Engage - to share/ discuss/ debate "insights" through blogs, posts and reviews

Experience - for the practitioners and clients to connect to care, balance and to create wonders

Our company supports energy practitioners with their branding and also provide support for workshops & digital marketing.

10. BUSINESS PLAN

PRANALINK is a US based ecommerce multi-vendor alternative energy products & services marketplace catering to cross-border vendors & customers. Our intention for this site is to be a one stop shop for energy enthusiasts or for anyone who is interested in learning more about their body and the effect of external energies upon it. We have organized the site into four sections: Educate, Exchange, Engage and Experience.

Educate - to learn and accelerate one's learning curve from energy related trainings, events and research materials

Exchange - where the specialty product and service sellers and the discerning buyers meet

Engage - to share/ discuss/ debate "insights" through blogs, posts and reviews

Experience - for the practitioners and clients to connect to care, balance and to create wonders

Our revenue model is mostly based on commissions. Commissions for workshops - 50%, services - 40%, digital downloads - 20% and products - 3.5%. We launched our new platform in 2022. Though we are in a very early stage, we have seen participation from people across the globe - US, UK, Singapore, India, Middle East, Australia, etc. We have opted for mentorship from SCORE, USA. We have received encouraging feedbacks from our users and mentors. There is a huge market potential for this venture as the global complementary and alternative medicine market size is USD 400 billion. This is the only global marketplace in this segment which provides comprehensive range of solutions to alternate energy enthusiasts.

Our business model is asset light, easily replicable across the globe, easily scalable and we have an early mover advantage as well. Jeanine (co-founder) and Jean (advisor) are

based in US. We have a lean team, remotely working from India which significantly helps in managing costs while achieving quality.

We co-founded Pranalink as a project of passion and felt that humanity can benefit significantly from energy healing, which is a deeply underpenetrated space and Pranalink.com has the potential to unlock these opportunities. The increasing adoption and usage of alternative healing medicine coupled with several Government initiatives to promote adoption of such therapy is expected to create significant traction for the website.

As we launched in June 2022, we are still acquiring vendors/practitioners. We have tie-ups with some well known practitioners in US and India as of now. Fund requirement as shown in the business plan is primarily for digital marketing which is key to any tech business, for customer acquisition & for brand building. Once we receive increased orders, we will focus on expanding our team to support the orders.

11. RISK FACTORS

The Estimates And Projections Contained In This Document May Not Be Realized.

Any estimates or projections in this document or provided elsewhere have been prepared based on assumptions and hypotheses, which the Management believes to be reasonable. However, no assurance can be given that the potential benefits described in this document will be achieved.

Investors Will Have Little Control Over Operations.

Investors will have little control over the Issuer's management and must rely almost exclusively on the Management for information and decisions. The Management has complete authority to make decisions regarding the Issuer's day-to-day operations. The Management may take actions with which you disagree. You will not have any right to object to most management decisions unless the Management breaches its duties.

There May Never Be A Market For Your Convertible Debt Tokens And There Will Be Restrictions Placed On Their Transfer.

There will not be a public market for your convertible debt tokens initially. As a result, you may not be able to sell your convertible debt tokens at the time you may desire, and any sale may be at a substantial discount.

There May Not Be Sufficient Funds To Make Cash Distributions To Investors.

No distributions will be made to the investors until the Issuer has funds that the Management determines are not needed for the operations of the Issuer. Accordingly, there can be no assurance that any distributions will ever be made to the Investors.

If The Issuer's Business Models Are Not Successful, It May Not Achieve Or Maintain Profitability.

The Issuer does not know whether its business models and strategies will be successful. For the business models of the Issuer to be successful, it will need to generate enough revenue to permit it to recoup its initial investment plus a profit and to operate efficiently and with the lowest costs possible. If the assumptions underlying the business model for

the Issuer are not valid or it is unable to implement its business plans, its results of operations will suffer.

The Issuer Has A Limited Management Staff And, If It Loses Key Personnel Or Is Unable To Attract And Retain Additional Personnel, Its Business And Ability To Compete Will Be Harmed.

The Issuer's success depends on the skills, abilities, and performance of the executive officers and key employees of each. If one or more key members of its management or key employees become unavailable or fail to perform, the Issuer will have to obtain suitable replacements and its failure to do so could harm the business.

Interruption Or Failure Of The Issuer's Information Technology (IT)

A failure of IT systems could impair the ability to effectively provide its products and services, which could damage its reputation and harm its operating results.

Privacy Concerns Relating To Elements Of The Issuer's Technology Could Damage The Reputation Of The Issuer And Deter Current And Potential Users From Using Its Products And Services.

Any concerns regarding the Issuer's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage the reputation and operating results of the Issuer.

Intellectual Property

The company's intellectual property rights are valuable and any inability to protect them could reduce the value of the products, services, and brand of the issuer.

12. USE OF PROCEEDS OF THIS OFFERING

Digital Marketing - Digital marketing to expand customer base & vendor procurement resulting in substantial increased revenue.

Other marketing & brand building campaigns to drive more business to the site.

IT/ platform enhancements - Enhancements which will create a better user experience

Team Development - Increase team size to respond to expanded business from successful digital marketing.

Target Offering Amount: $25,000.00

Maximum Offering Amount: $100,000.00

Estimated Proceeds and Use:

Description of Line Item	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Estimated Proceeds After Expenses	$23,500.00	$96,250.00
Estimated Akemona Fee	$1,500.00	$3,000.00
Estimated Miscellaneous Offering Expenses	$750.00	$750.00
Marketing	$14,100	$57,750
IT enhancements	$4,700	$19,250
Team Building	$4,700	$19,250

13. ISSUER'S OWNERSHIP AND CAPITAL STRUCTURE

The Issuer does not have any outstanding securities.

Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Issuer's Response: None

Question: Are there any differences not reflected above between the securities being offered and each of the other class of security of the Issuer?

Issuer's Response: Not applicable

Question: How could the exercise of rights held by the principal shareholders identified earlier affect the purchasers of the securities being offered?

Issuer's Response: None

14. VALUATION OF SECURITIES AND RISKS TO PURCHASERS FROM CORPORATE ACTIONS

The Issuer is offering convertible zero-coupon bonds, which will convert into equity on or before the Maturity Date. These convertible debt securities will be discounted at the interest rate specified by the Issuer and will reach Face Value upon maturity. If the Issuer has set an interest rate of 0%, there will be no discount and these convertible debt securities will be sold at Face Value. The price of the convertible debt securities being offered hereby was established by the Issuer. Unlike listed companies whose publicly traded securities are valued through market-driven stock prices, the value of private companies, especially startups, and the value of their securities, are difficult to assess. Further, it is difficult to correlate the value of the convertible debt securities to the value of the Issuer. Investors risk overpaying for their investment. Substantial time may pass before reliable valuations of the Issuer company and the convertible debt securities issued in this offering are available, if ever.

The Issuer cannot change the terms of the offering after the close of subscription. This debt cannot be discharged through any corporate action except full repayment or conversion into equity pursuant to the debt agreement or on order of a court of competent jurisdiction under the laws related to bankruptcy.

The value of these convertible bonds will be impacted by corporate actions such as increased debt load, stocks buy back, payment of dividends, issue of equity, acquisitions, merger and declaration of bankruptcy. The impact of these actions on the valuation of convertible bonds is uncertain. Generally, if the issuer raises additional debt, bondholders may face a decline in the value of their investment due to increased risk resulting from higher debt load. On the other hand, if convertible bonds are closer to conversion into equity, their value will be less affected when the issuer borrows money as long as the borrowing is not excessive. Corporate actions that reduce cash at hand (for example, stocks buy back and dividends) will create a higher risk for bondholders but may raise the expectation of higher valuation when bonds are converted into equity. If the issuer files

for bankruptcy, the holders of these convertible bonds will have lower priority for payment than other debts, which are secured or senior to this note.

Risks to Purchasers of The Securities Relating to Minority Ownership in the Issuer

Risks to Purchasers of the Securities Associated with Corporate Actions Including, Additional Issuances of Securities, Issuer Repurchases of Securities, Sale of the Issuer or of Assets of the Issuer and Transactions with Related Parties

- Additional issuance of securities in future offerings - Transactions with related parties

15. TERMS OF ISSUER INDEBTEDNESS

The Issuer does not have any outstanding debt.

16. EXEMPT OFFERINGS CONDUCTED

The Issuer has conducted the following exempt offerings in the past three years.

Date of Offering	Exemption Relied Upon	Type of Securities Offered	Amount Sold	Use of Proceeds

17. OPERATING HISTORY AND FINANCIALS

The Issuer has indicated that it has an operating history.

The Issuer has made the following financial disclosures.

Financial Standing

Pranalink launched its latest platform in June 2022. Company is in pre-revenue stage now, as we haven't commenced any serious marketing efforts. All funds to date are infused by the founders (through equity and director's loan).The Company does not have any external debt. The Company is looking for working capital to strengthen its operations.

Financial disclosures of the past two years

Current Number of Employees: $6

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$12,604.00	$5,571.00
Cash and Cash Equivalents	$3,733.00	$3,113.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,244.00	$0.00
Long-term Debt	$0.00	$0.00
Revenue/Sales	$78.00	$0.00
Cost of Goods Sold	$91.00	$0.00
Tax Paid	$0.00	$0.00
Net Income	-$16,402.00	-$2,346.00

Financial Statements and Additional Documents

Following financial statements are attached with this document.

File Name	Description
2021 financials.pdf	2021 Financial Statements
2020 financials.pdf	2020 Financial Statements

If you are viewing a printed copy of this offering statement, please print the abovementioned files separately. The attached files of financial statements can be

separately downloaded from the Issuer's page on the Akemona funding portal at https://akemona.com/offerings.

18. ONGOING REPORTING

The Issuer will file a report electronically with the United States Securities and Exchange Commission's (SEC's) EDGAR system annually and post the report on its website, no later than April 15 each year. The maximum allowed period for filing the annual report is 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be found on the Issuer's website at: www.pranalink.com

In compliance with relevant laws and regulations, the Issuer will continue to comply with the ongoing reporting requirement until:

- The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- The Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- The Issuer liquidates or dissolves its business in accordance with state laws.

19. DISCLOSURE OF MATERIAL INTEREST IN RELATED-PARTY TRANSACTION(S)

The Issuer (or any entities controlled by or under the common control with the Issuer) were not a party to any transaction(s) in which any of the following persons have or is to have a direct or indirect material interest:

- Director or officer of the Issuer or anyone performing similar functions with the Issuer

- Beneficial Owner of 20% or more of the Issuer's stock based on voting power

- Promoter of the Issuer

- Immediate family member of any of the abovementioned persons

20. OTHER MATERIAL INFORMATION

Nothing to declare.

21. LEGAL ISSUES, CONVICTIONS OR DISBARMENTS

With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in the Principal Stockowners (Section 4 of the current document), any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will (directly or indirectly) be paid remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

1. No such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security

    ii. involving the making of any false filing with the Commission

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security

    ii. involving the making of any false filing with the Commission

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer

        B. engaging in the business of securities, insurance or banking

        C. engaging in savings association or credit union activities.

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4. No such person is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

    ii. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this

offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder

  ii. Section 5 of the Securities Act under which all offers and sales of securities must be registered with the SEC or qualify for some exemption from the registration requirements.

6. No such person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. No such person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, nor is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Final order in the abovementioned statements means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

Please note that no matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose, if the affiliated entity is not

   i. in control of the Issuer

  ii. under common control with the Issuer by a third party that was in control of the affiliated entity at the time of such events.

Memorandum of Offering

By

QUANTA CENTRE INC



Pranalink.com - Connecting The World's Energies

January 2023



This Memorandum of Offering is for review by prospective investors of QUANTA CENTRE INC on the Akemona Platform under Section 4(a)(6) of the Securities Act of 1933, as amended and under SEC Regulation Crowdfunding.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

This Memorandum of Offering ("Offering Statement") is issued by QUANTA CENTRE INC, a COLORADO Corporation (the "Issuer"), under Section 4(a)(6) of the Securities Act of 1933 as amended and under SEC Regulation Crowdfunding. This Offering Statement is available at https://akemona.com funding portal (the "Platform") and each subdomain thereof operated by Akemona, Inc., a Delaware Corporation, who is the intermediary for this offering.

The Issuer plans to raise a minimum of $25,000.00 and a maximum of $100,000.00 by issuing Convertible zero-coupon bond offering in the form of digital aPledge security tokens, which will be sold at a discount and will be redeemable at 100% of the face value

on 07-09-2024. The difference between the full-face value of the bond and the discounted purchase price will be the interest earned by investors. When the interest rate offered by the issuer is 0%, there is no discount and the bonds will be sold at their full face value. Akemona's aPledge is a digital security token that is sold to investors as a security by the Issuer on the Akemona platform. In order to purchase aPledge, prospective investors must register on the Platform and setup a digital wallet.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Investors may cancel an investment commitment up until 48 hours prior to the date of close of subscription identified in the offering materials including this Offering Statement. If an investor decides to cancel, the investor will be responsible for the cost of transaction processing, known as "gas," on the Ethereum/Polygon blockchain. If the Issuer reaches the target offering amount prior to the date of close of subscription identified in the offering materials, absent a material change that would require an

extension of the offering and reconfirmation of the investment commitment, the Issuer may close the offering early and must provide notice to the investors about the new offering deadline at least five business days prior to such new offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the close of subscription, the funds will be released to the Issuer upon closing of the offering, and the investor and the Issuer will be bound by the terms of the debt agreement.

If a material change is made to the offering, the Issuer will send an email notification to all investors. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned. The Issuer reserves the right to modify any of the terms of the offering and the securities issued under the offering at any time before the close of the offering.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning the date of close of subscription, unless such securities are transferred: (1) to the Issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Certain information contained in this Memorandum of Offering may contain forward-looking statements that are based on the beliefs of the Issuer's management as well as reasonable assumptions made by and information currently available to the Issuer's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Issuer's business plan and prospects, future developments, trends and conditions in the industry and geographical markets in which the Issuer operates, its strategies, plans, objectives and goals, its ability to control costs, statements relating to prices, volumes, operations, margins and overall market trends.

When used herein, the words "anticipate", "believe", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "project", "seek", "should", "will", "would" and similar expressions, as they relate to the Issuer or the Issuer's management, are intended to identify forward-looking statements. These forward-looking statements reflect the Issuer's current views with respect to future events and are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Actual results and events may differ materially from information contained in the forward-looking statements as a result of a number of factors, including any changes in the laws, rules and regulations relating to any aspects of the Issuer's business operations, general economic, market and business conditions, including capital market developments, changes or volatility in interest rates, input prices, the actions and developments of the Issuer's competitors and the effects of competition on the demand for, and price of, the Issuer's products and services, various business opportunities that the Issuer may or may not pursue, changes in demographic trends, its ability to properly price its products and services , seasonal fluctuations and factors beyond the Issuer's control. The Issuer does not intend to update or otherwise revise such forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, forward-looking events and circumstances discussed herein might not occur in the way the Issuer expects, or at all. Accordingly, you should not place reliance on any forward-looking information or statements. All forward-looking

statements herein are qualified by reference to the cautionary statements set forth in this section.

RISKS OF DIGITAL SECURITIES

The Issuer will use the Akemona platform for issuing investment commitment tokens, known as aPledge, in digital wallets of investors through the Ethereum/Polygon blockchain. At the end of a successful offering, the Issuer will convert investment commitment tokens into digital securities. These digital securities are delivered directly to digital wallets of investors. Walletless investors receive a certificate of investment instead of digital securities.

Investors are responsible for maintaining security and confidentiality of their digital wallet password, secret phrase and private key ("Credentials"). Investors must protect their Credentials from cybertheft. Investors must not share their Credentials with any other person. Neither Akemona nor any other party has access to an investor's Credentials. In the event of loss of Credentials, the investor will lose all assets in their digital wallet. Excluding the replacement of investment commitment tokens during the subscription period upon payment of a replacement fee of $50, Akemona or the Issuer will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet. Post-subscription, investors must contact the Issuer or Issuer's transfer agent for replacement of lost digital securities. Issuer or their transfer agent may charge a fee for replacement of digital securities.

The Ethereum/Polygon blockchain keeps all transaction history public using the public key of digital wallets. Investors may want to control access to the public key of their digital wallet except when they have to share the public key with a counterparty to execute a transaction.

If the Ethereum/Polygon blockchain is split or forked into two or more branches, Akemona will, in its sole discretion, decide which branch of Ethereum/Polygon it will use. Any investment commitment tokens issued by Akemona will be valid only on the branch of Ethereum/Polygon which Akemona decides to use. Excluding the replacement of investment commitment tokens, Akemona or the Issuer will not be liable for any loss,

damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to a split of the Ethereum/Polygon blockchain. Post-subscription, investors must contact the Issuer or Issuer's transfer agent to find out the branch of Ethereum/Polygon which will be valid for the digital securities in the event of a split of the Ethereum/Polygon blockchain.

Excluding the replacement of digital securities upon payment of a fee, the Issuer or its transfer agent will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet.

The Akemona platform is based on blockchain technology, which is a relatively new, untested and evolving technology. The aPledge™ digital security token, an ERC20 standard token developed by Akemona, resides on the Ethereum/Polygon blockchain. The investor must independently evaluate the risks and merits of the purchase of the aPledge™ digital security tokens and bear the risks thereof. The Investor understands that the aPledge™ digital security tokens involve risks, all of which the Investor fully and completely assumes, including but not limited to, the risk that the technology associated with the Akemona platform will not function as intended.

THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CRYPTOGRAPHIC SOFTWARE TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE ISSUER OR AKEMONA, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE TOKENS.

TABLE OF CONTENTS

1. OFFERING SUMMARY

Issuer	QUANTA CENTRE INC
Type of Security	Convertible zero-coupon bond issued in the form of digital tokens directly deposited into investors' digital wallets
Bond will Convert into this Class of Equity Shares	Common Equity
Face Value of Each Convertible zero-coupon bond	$1.00
Redemption Value of Convertible zero-coupon bond on Maturity Date	$1.00 (100% of Face Value)
Target (minimum) Offering Amount	$25,000.00
Oversubscriptions Accepted	Yes
Oversubscriptions Allocation Method	First-come, first-served basis
Maximum Offering Amount	$100,000.00
Valuation Cap	$2,500,000.00
Qualified Financing:	$500,000.00 Qualified financing is the minimum amount of cash raised in an equity financing, which will trigger automatic conversion of debt into equity.
Conversion Discount	10% The discount that bondholders will receive on the price per share of equity in a qualified financing.
Maximum Number of Securities Offered	112,178 The maximum number of securities to be offered is calculated by dividing the maximum offering amount by the price of the securities on the subscription open date.
Annual Percentage Yield (APY)	8%
Subscription Open Date	01-10-2023
Subscription	07-09-2023

Close Date	
Rolling Close	Yes
Loan Term in Year(s)	1
Maturity Date	07-09-2024
Price of each Convertible zero-coupon bond of $1 face value on Subscription Open Date	$0.89 Note: Price is calculated daily.
Method for Determining Price on Purchase Date	The Purchase Price on the Purchase Date is equal to the Face Value ($1) divided by the Effective Yield Factor. The Effective Yield Factor is the Daily Interest Rate compounded for the number of days ("Days") between the Purchase Date and the day before the Maturity Date. Compounding of the Daily Interest Rate uses the formula (1 + Daily Interest Rate) to the power of Days. Daily Interest Rate is calculated by subtracting 1 from the formula (1 + Annual Percentage Yield) to the power of 1/365.
Minimum Investment Amount	$100.00
Purpose of the Loan	Working capital
Transaction Processing Platform and Intermediary	Akemona, Inc.

If the Offering does not equal or exceed the Target Offering Amount on or before the Subscription Close Date, the Intermediary will cancel all sales of aPledge Digital Security Tokens and the Escrow Agent will refund to investors the Original Purchase Price of each aPledge Digital Security Token and fraction thereof.

2. ISSUER INFORMATION

QUANTA CENTRE INC (the "Issuer") is a business in the Other Services (except Public Administration) industry with its principal location at 2443 Dogie Spur , Golden, CO. QUANTA CENTRE INC is organized as a Corporation in the United States under the jurisdiction of COLORADO. QUANTA CENTRE INC was established on the date 02-14-2018. The website of QUANTA CENTRE INC is at pranalink.com.

The Issuer has certified that the following statements are true.

- The Issuer is organized under and subject to the laws of a state or territory of the United State or the District of Columbia.

- The Issuer has not issued securities registered with the SEC under the Securities Exchange Act of 1934.

- The Issuer has not been convicted of, or subject to court or administrative sanctions for, securities fraud, false representation or other violations of state or federal regulations.

- The Issuer has not failed to comply with the annual filing requirements under Regulation Crowdfunding (17 CFR §227.202).

- The Issuer is neither a development stage (blank check) company without a business plan nor a development stage (blank check) company intending to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer is not primarily engaged in the business of: trading securities, lending, pyramid sale distribution, gambling, speculation, adult entertainment, or retail sales of firearms and ammunition.

- The Issuer is not in default of a loan.

Issuers Key Financials

The key financials of the Issuer are as follows:

- Total assets of the Issuer: $12,604.00

- Total liabilities of the Issuer: $2,244.00

- Net worth of the Issuer: $10,360.00

- Annual Revenue of the Issuer: $78.00

Co-issuer(s)

This offering has no co-issuer.

3. LEADERSHIP TEAM

Founders

Jeanine DiMaria holds the position of CEO with the company.

Since February 2018, Jeanine DiMaria has served as managing director of Quanta Centre Inc and co-founder of Pranalink.com. Prior to forming Quanta Centre Inc, she spent 21 years with EY last serving as EY's international tax services (ITS) global operations director. In that role she led think tank idea generation, marketing, cross-border go to market and sales, education, ITS strategy development and expansion of the ITS sub service line. She also spent one year with Arthur Andersen as one of their Tax Effective Supply Chain Leaders. In her early career, she held various tax positions in the brewing industry with Coors Brewing Company and Anheuser Busch (A-B) and was an auditor and tax advisor with Price Waterhouse prior to joining A-B. She holds an Executive Master in International Business from Saint Louis University and a Master and BSBA in Accounting & Taxation from the University of Missouri – Saint Louis.

Jeanine DiMaria is an Officer of the company.

LinkedIn: www.linkedin.com/in/jeanine-dimaria-12108b6/

Anand Kumar holds the position of Co-founder with the company.

Anand is a Chartered Accountant having more than 18 years of professional experience in public accounting. Prior to joining JAKS & Associates, he worked at one of the big 4 accounting firms. He specializes in management consulting and outsourcing and leads these divisions of the firm. During his tenure with the big 4 accounting firm, he led cross-functional teams across geographies on various outsourcing and management consulting projects. He was based in Amsterdam, Netherlands, and Hong Kong for a major part of his tenure with the Big 4 accounting firm. He is a Chartered Accountant and also a Certified Information Systems Auditor. Anand holds certifications in IFRS (ACCA, UK) and in SAP Financial Accounting (SAP AG, Germany).

Anand Kumar is an Officer of the company.

LinkedIn: www.linkedin.com/in/anand-kumar-92175a4/

Key Team Members

Deepa Lekshmi holds the position of Director with the company.

Deepa is a Chartered Accountant with more than 12 years of experience in consulting & Transaction Advisory and is a partner in a public accounting firm. She has worked with one of the Big4 consulting firms as well as one of the largest listed software companies in India.

Deepa Lekshmi is a Director of the company.

LinkedIn: www.linkedin.com/in/deepa-lekshmi-a1256a23/

Advisors

Jean Knobloch holds the position of Advisor with the company.

Jean's has 20 years experience in academic database management. Her passion is in entrepreneurship and learning about how the body can self heal itself. Her passion lead her learning about and becoming certified in aromatherapy, sound therapy, light therapy, Reiki, frequencies and vibration modalities.

4. PRINCIPAL STOCK OWNERS

The Issuer's principal stockholders are as follows:

Name of Stockholder	Class of Securities Held	Percentage of Voting Power
QuantaCentre LLC / Jeanine DiMaria	Common equity	66%
Anand Kumar	Common equity	33.3%

The above information provided by the Issuer is no more than 120 days prior to the date of filing of this offering statement.

The Issuer has calculated total voting power by including all securities for which the stockholding person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned."

To calculate outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities are assumed to be converted.

5. OFFERING INFORMATION AND TERM SHEET

Term Sheet

Issuer: QUANTA CENTRE INC

Type of Security Offered: Convertible zero-coupon bond and issued in the form of a digital security token

Bond will Convert into this Class of Equity Shares: Common Equity

Face Value of Each Zero-Coupon Bond: $1.00

Redemption Value: 100% of Face Value

Target (Minimum) Offering Amount: $25,000.00

If the sum of the investment commitments does not equal or exceed the target (minimum) offering amount at the subscription close date, no security will be sold in the offering, investment commitments will be cancelled by the intermediary, Akemona, and committed funds will be returned to investors.

Oversubscriptions Accepted: Yes

If yes, how oversubscriptions will be allocated: First-come, first-served basis

Maximum Offering Amount: $100,000.00

Valuation Cap: $2,500,000.00

Valuation cap is the maximum pre-money valuation at which the debt will convert into equity.

Qualified Financing: $500,000.00

Qualified financing is the minimum amount of cash raised in an equity financing, which will trigger automatic conversion of debt into equity.

Conversion Discount: 10%

The discount that bondholders will receive on the price per share of equity in a qualified financing.

Maximum Number of Securities to be Offered: 112,178

> The maximum number of securities to be offered is calculated by dividing the maximum offering amount by the price of the securities on the subscription open date.

Annual Percentage Yield (APY): 8%

Subscription Open Date: 01-10-2023

> Subscription will open at 12:01 AM Pacific Time on the subscription open date.

Subscription Close Date: 07-09-2023

> Subscription will close at 11:59 PM Pacific Time on the subscription close date.

Rolling Close: Yes

> When the minimum target offering amount is reached, the Issuer may choose to do a rolling close to receive some of the funds raised and keep the subscription open. If the Issuer decides to do rolling close, investors will receive a notification of rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date. Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

Term of the Loan in Year(s): 1

Maturity (Redemption) Date: 07-09-2024

Price of Each Convertible zero-coupon bond on Subscription Open Date: $0.89

Method for Determining Price: The Purchase Price on the Purchase Date is equal to the Face Value ($1) divided by the Effective Yield Factor. The Effective Yield Factor is the Daily Interest Rate compounded for the number of days ("Days") between

the Purchase Date and the day before the Maturity Date. Compounding of the Daily Interest Rate uses the formula (1 + Daily Interest Rate) to the power of Days. Daily Interest Rate is calculated by subtracting 1 from the formula (1 + Annual Percentage Yield) to the power of 1/365.

Minimum Investment Amount: $100.00

Investor Perks Offered by the Issuer: 10% discounts on products & workshops in Pranalink corporate shops. This does not apply to third party vendors/service providers. Examples of Pranalink corporate shop - Wonderful Workshops, Tool Shop

Purpose of the Loan: Working capital

Escrow Agent:

Transfer Agent: OnchainTA

Transfer Agent Website: onchainTA.com

Transfer Agent Email: support@onchainTA.com

Applicable Law: Issued under Section 4(a)(6) of U.S. Securities Act of 1933 as amended and under SEC Regulation Crowdfunding

Initial Holding Period: 1 year from the date of close of subscription with certain exceptions stated in 17CFR §227.501 regarding restrictions on resale and included under "Notice to Investors."

Transaction Processing Platform and Intermediary: Akemona, Inc.

Intermediary's CIK: 0001748730

Intermediary's SEC File Number: 007-00173

CRD Number: 000299685

Intermediary's (Akemona's) Compensation: 3% of the amount raised

Intermediary's (Akemona's) Any Other Interest in the Security Being Offered: None

Estimated Escrow and Other Transactions Charges: Approximately 3% of the amount raised

Tax Considerations: The investor is responsible for reporting their income for the purpose of taxes in their jurisdiction. Zero-coupon bonds may result in phantom income that must be considered by the investors. Investors must consult their tax attorneys on how to handle the interest accrued on zero-coupon bonds in their tax returns. Zero-coupon bonds with 0% interest rate do not accrue interest income.

6. TERMS OF SECURITIES

The Issuer is offering convertible zero-coupon bonds as digital security tokens. Each bond will have a Face Value of $1 and it will be sold at a discount in cash payment through ACH, payment card, wire transfer and USDC stablecoin. Minimum purchase amount is $100.00. The discount is determined by the Interest Rate ("Annual Percentage Yield") offered by the Issuer and the number of days between the Purchase Date and the Maturity Date. If the Interest Rate offered by the Issuer is 0%, there will be no discount. At the Interest Rate of 0%, the Issuer's bonds will be sold at their Face Value.

In the event that the Issuer sells shares of its equity securities on or before the Maturity Date in an equity financing with total proceeds to the Issuer of not less than the qualified financing amount, the outstanding token balance of digital security tokens shall automatically convert in whole without any further action by the bondholder into equity securities sold in the qualified financing at a conversion price and terms as stated in the debt agreement.

In the event that digital security tokens remain outstanding on the maturity date, the outstanding token balance shall automatically without any further action by the bondholder convert as of the Maturity Date into shares of the Issuer's common stock of class stated in the term sheet at a conversion price and terms as included in the debt agreement.

If the Issuer consummates a change of control while this debt agreement remains outstanding, the Issuer shall repay the bondholder in cash in an amount equal to the outstanding token balance; provided, however, that upon the written election of the bondholder made not less than five days prior to the change of control, the Issuer shall convert the outstanding token balance held by the bondholder into shares of the Issuer's common stock of class specified in the term sheet at a conversion price and terms as stated in the debt agreement.

Drag-Along Rights: Subsequent to the conversion into equity, if one or more person or entity owning and controlling 50% of the Issuer's outstanding shares ("Majority

Shareholder") desires to sell forty percent (40%) or more of its direct or indirect financial interest in the shares of the Issuer in a single transaction to a third party (the "Proposed Acquirer") pursuant to a Qualified Sale (as defined below), and the Board of Directors of the Issuer has approved such Qualified Sale, the Majority Shareholder may cause to be included in such Qualified Sale all, but not less than all, of the shares held by each of the other shareholders by providing to each such other shareholder a notice (a "Qualified Sale Notice") of the proposed Qualified Sale at least 20 days prior to the date proposed for such Qualified Sale, stating the identity of the Proposed Acquirer, the kind and amount of consideration proposed to be paid for the shares to be purchased by the Proposed Acquirer and the other material terms of such Qualified Sale.

In the event the Majority Shareholder so provide a Qualified Sale Notice with respect to a Qualified Sale, each other shareholder shall be obligated to transfer all of the shares owned by such shareholder to the Proposed Acquirer on the terms and conditions set forth in the Qualified Sale Notice.

The term "Qualified Sale" means a sale by the Majority Shareholder to a third party which is not an Affiliate of the Issuer or Majority Shareholder and the terms of such sale were negotiated between the Majority Shareholder and such unaffiliated third party (or on their behalf by their respective agents or representatives) on a bona fide arm's-length basis. The terms of such sale provide that the sale of shares by each shareholder that is not a Majority Shareholder shall be made for the same type and amount of consideration for each such share sold as is to be received by the Majority Shareholder for each such share.

Tag-Along Rights: Subsequent to the conversion into equity, if one or more Majority Shareholder proposes to sell more than 50% of the Issuer's outstanding shares to a Proposed Acquirer (other than a sale through an Initial Public Offering) then the Majority Shareholder shall give written notice of such proposed sale to all other shareholders of the Issuer setting forth the proposed material terms and conditions of such sale (including price per Share).

The shareholder receiving such notice shall have the right to elect, by delivery of written notice to the Majority Shareholder within ten (10) days from delivery of the notice, to sell to the Proposed Acquirer a number of its shares, not to exceed the product of (A) the total number of shares owned by the shareholder and (B) a fraction, the numerator of which is the aggregate number of shares which the Majority Shareholder has proposed to be sold, and the denominator of which is the aggregate number of shares in which the Majority Shareholder has a financial interest (the shareholder's "Pro Rata Amount"), on the same terms and conditions (including price per share) as agreed to by the Majority Shareholder.

Proxy Voting: If the bonds convert into shares with voting rights, then subsequent to the conversion into equity, if a shareholder is unable to attend a shareholders' meeting, the shareholder shall automatically assign, without any action on their part, their irrevocable proxy to the President and CEO of the Issuer, with full power of substitution to vote on their behalf on all matters presented for a vote at all such shareholders' meetings.

Electronic Communication: The investor consents to receive communications and transact business with the Issuer online and electronically. The Issuer may, at its sole discretion, deliver all communications concerning investors or Issuer's business including, without limitation, information and written notices required to be provided to investors, by means of email, posting on its website, or other means of electronic communication. The investor shall keep the Issuer or its transfer agent informed of any change in their email so that the investor can continue to receive all communications promptly.

Modification to the Terms of the Securities Being Offered

The Issuer can modify the terms of securities offered up to 10 days before the close of subscription. However, any material change to the terms of the offering will require submission of a revised Form C, communication of the material change to current and potential investors and reconfirmation of investment from all the investors. The terms of the offering cannot be modified after the loan has been disbursed to the Issuer.

7. BOND PURCHASE TRANSACTION EXECUTION AND CANCELLATION

Investors will send payment for their investment commitment in cash (using payment cards, ACH, wire or USDC stablecoin[*]) to the escrow agent through the Akemona platform. The Issuer will use the Akemona platform to seek investment commitments from the investors. The Issuer will confirm these investment commitments by issuing aPledge digital tokens to the registered wallets of investors.

Digital security tokens purchased by an investor will be electronically deposited in the investor's digital wallet. If the offering is cancelled, all sales of debt security tokens will be cancelled and the escrow agent will refund to each investor the original purchase price of each digital security token purchased minus the bank fee for sending refunds.

Upon close of a successful offering, the escrow agent will disburse collected funds to the Issuer after deducting escrow and Akemona fees. The Issuer will convert investment commitment tokens into digital securities. Upon completion of the transaction, Akemona will provide the details of the funds raised to investors.

[*] This method of payment may not be available for all offerings. If this method of payment is available, investors will see a "Pay with USDC" button when making an investment.

Cancellation of an Investment Commitment

Investors may cancel an investment commitment up until 48 hours prior to the deadline (subscription close date) identified in these offering materials. If an investor decided to cancel, the escrow agent will refund the original amount of investment after deducting the bank fee for remitting the refund to the investor.

Transaction charges incurred by the investor at the time they made the investment are not refundable. Non-refundable transaction charges include ACH fee, payment card fee, wire transfer fee, gas on Ethereum/Polygon platform (when paying with USDC stablecoin) and identity verification fee. The details of these transaction charges are available in the Akemona Education Center for Investors.

The escrow company will charge a bank fee for remitting refunds. The escrow company will remit the refund through the payment method, which was used by the investor for making the investment. Remittance of refund through ACH will incur a charge of $1. Refund through wire transfer will incur a charge $15 for domestic and $35 for international. There is no bank fee for refunding payments made through payment cards.

No interest is earned if an investment commitment is cancelled.

Akemona will notify investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline (subscription close date) identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least 5 business days prior to such new offering deadline (absent a material change that will require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If the Issuer makes a material change to the terms of securities being offered, the Issuer will notify investors about the change and the investors will be required to reconfirm their investment commitment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned to the investor. If material changes to the offering or to the information provided by the Issuer regarding the offering occur within 5 business days of the maximum number of days that an offering is to remain open, the offering will be extended to allow for a period of 5 business days for the investor to reconfirm his or her investment.

A rolling close allows the Issuer to receive the funds raised after the target offering amount is reached, while keeping the subscription open for further funding. The issuer has indicated that it will be performing rolling closes of the offering. When the issuer decides to do a rolling close, investors will receive a notification of rolling close at least 5

business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date.

Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. The offering will remain open for subscriptions after the rolling close. All investment commitments subsequent to the rolling close date will be treated as new investment commitments.

8. PURPOSE OF OFFERING

- Digital marketing to expand customer base & vendor procurement resulting in substantial increased revenue.

- Increase team size to respond to expanded business from successful digital marketing.

- Other marketing & brand building campaigns to drive more business to the site.

- Platform enhancements

9. PRODUCTS AND SERVICES

Pranalink is a US based e-commerce multi-vendor alternative energy products & services marketplace catering to cross-border vendors & customers. Our intention for this site is to be a one stop shop for energy workers or for anyone who is interested in learning more about their body and the effect of external energies upon it. We have organized the site into four sections: Educate, Exchange, Engage and Experience.

Educate - to learn and accelerate one's learning curve from energy related trainings, events and research materials

Exchange - where the specialty product and service sellers and the discerning buyers meet

Engage - to share/ discuss/ debate "insights" through blogs, posts and reviews

Experience - for the practitioners and clients to connect to care, balance and to create wonders

Our company supports energy practitioners with their branding and also provide support for workshops & digital marketing.

10. BUSINESS PLAN

PRANALINK is a US based ecommerce multi-vendor alternative energy products & services marketplace catering to cross-border vendors & customers. Our intention for this site is to be a one stop shop for energy enthusiasts or for anyone who is interested in learning more about their body and the effect of external energies upon it. We have organized the site into four sections: Educate, Exchange, Engage and Experience.

Educate - to learn and accelerate one's learning curve from energy related trainings, events and research materials

Exchange - where the specialty product and service sellers and the discerning buyers meet

Engage - to share/ discuss/ debate "insights" through blogs, posts and reviews

Experience - for the practitioners and clients to connect to care, balance and to create wonders

Our revenue model is mostly based on commissions. Commissions for workshops - 50%, services - 40%, digital downloads - 20% and products - 3.5%. We launched our new platform in 2022. Though we are in a very early stage, we have seen participation from people across the globe - US, UK, Singapore, India, Middle East, Australia, etc. We have opted for mentorship from SCORE, USA. We have received encouraging feedbacks from our users and mentors. There is a huge market potential for this venture as the global complementary and alternative medicine market size is USD 400 billion. This is the only global marketplace in this segment which provides comprehensive range of solutions to alternate energy enthusiasts.

Our business model is asset light, easily replicable across the globe, easily scalable and we have an early mover advantage as well. Jeanine (co-founder) and Jean (advisor) are

based in US. We have a lean team, remotely working from India which significantly helps in managing costs while achieving quality.

We co-founded Pranalink as a project of passion and felt that humanity can benefit significantly from energy healing, which is a deeply underpenetrated space and Pranalink.com has the potential to unlock these opportunities. The increasing adoption and usage of alternative healing medicine coupled with several Government initiatives to promote adoption of such therapy is expected to create significant traction for the website.

As we launched in June 2022, we are still acquiring vendors/practitioners. We have tie-ups with some well known practitioners in US and India as of now. Fund requirement as shown in the business plan is primarily for digital marketing which is key to any tech business, for customer acquisition & for brand building. Once we receive increased orders, we will focus on expanding our team to support the orders.

11. RISK FACTORS

The Estimates And Projections Contained In This Document May Not Be Realized.

Any estimates or projections in this document or provided elsewhere have been prepared based on assumptions and hypotheses, which the Management believes to be reasonable. However, no assurance can be given that the potential benefits described in this document will be achieved.

Investors Will Have Little Control Over Operations.

Investors will have little control over the Issuer's management and must rely almost exclusively on the Management for information and decisions. The Management has complete authority to make decisions regarding the Issuer's day-to-day operations. The Management may take actions with which you disagree. You will not have any right to object to most management decisions unless the Management breaches its duties.

There May Never Be A Market For Your Convertible Debt Tokens And There Will Be Restrictions Placed On Their Transfer.

There will not be a public market for your convertible debt tokens initially. As a result, you may not be able to sell your convertible debt tokens at the time you may desire, and any sale may be at a substantial discount.

There May Not Be Sufficient Funds To Make Cash Distributions To Investors.

No distributions will be made to the investors until the Issuer has funds that the Management determines are not needed for the operations of the Issuer. Accordingly, there can be no assurance that any distributions will ever be made to the Investors.

If The Issuer's Business Models Are Not Successful, It May Not Achieve Or Maintain Profitability.

The Issuer does not know whether its business models and strategies will be successful. For the business models of the Issuer to be successful, it will need to generate enough revenue to permit it to recoup its initial investment plus a profit and to operate efficiently and with the lowest costs possible. If the assumptions underlying the business model for

the Issuer are not valid or it is unable to implement its business plans, its results of operations will suffer.

The Issuer Has A Limited Management Staff And, If It Loses Key Personnel Or Is Unable To Attract And Retain Additional Personnel, Its Business And Ability To Compete Will Be Harmed.

The Issuer's success depends on the skills, abilities, and performance of the executive officers and key employees of each. If one or more key members of its management or key employees become unavailable or fail to perform, the Issuer will have to obtain suitable replacements and its failure to do so could harm the business.

Interruption Or Failure Of The Issuer's Information Technology (IT)

A failure of IT systems could impair the ability to effectively provide its products and services, which could damage its reputation and harm its operating results.

Privacy Concerns Relating To Elements Of The Issuer's Technology Could Damage The Reputation Of The Issuer And Deter Current And Potential Users From Using Its Products And Services.

Any concerns regarding the Issuer's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage the reputation and operating results of the Issuer.

Intellectual Property

The company's intellectual property rights are valuable and any inability to protect them could reduce the value of the products, services, and brand of the issuer.

12. USE OF PROCEEDS OF THIS OFFERING

Digital Marketing - Digital marketing to expand customer base & vendor procurement resulting in substantial increased revenue.

Other marketing & brand building campaigns to drive more business to the site.

IT/ platform enhancements - Enhancements which will create a better user experience

Team Development - Increase team size to respond to expanded business from successful digital marketing.

Target Offering Amount: $25,000.00

Maximum Offering Amount: $100,000.00

Estimated Proceeds and Use:

Description of Line Item	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Estimated Proceeds After Expenses	$23,500.00	$96,250.00
Estimated Akemona Fee	$1,500.00	$3,000.00
Estimated Miscellaneous Offering Expenses	$750.00	$750.00
Marketing	$14,100	$57,750
IT enhancements	$4,700	$19,250
Team Building	$4,700	$19,250

13. ISSUER'S OWNERSHIP AND CAPITAL STRUCTURE

The Issuer does not have any outstanding securities.

Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Issuer's Response: None

Question: Are there any differences not reflected above between the securities being offered and each of the other class of security of the Issuer?

Issuer's Response: Not applicable

Question: How could the exercise of rights held by the principal shareholders identified earlier affect the purchasers of the securities being offered?

Issuer's Response: None

14. VALUATION OF SECURITIES AND RISKS TO PURCHASERS FROM CORPORATE ACTIONS

The Issuer is offering convertible zero-coupon bonds, which will convert into equity on or before the Maturity Date. These convertible debt securities will be discounted at the interest rate specified by the Issuer and will reach Face Value upon maturity. If the Issuer has set an interest rate of 0%, there will be no discount and these convertible debt securities will be sold at Face Value. The price of the convertible debt securities being offered hereby was established by the Issuer. Unlike listed companies whose publicly traded securities are valued through market-driven stock prices, the value of private companies, especially startups, and the value of their securities, are difficult to assess. Further, it is difficult to correlate the value of the convertible debt securities to the value of the Issuer. Investors risk overpaying for their investment. Substantial time may pass before reliable valuations of the Issuer company and the convertible debt securities issued in this offering are available, if ever.

The Issuer cannot change the terms of the offering after the close of subscription. This debt cannot be discharged through any corporate action except full repayment or conversion into equity pursuant to the debt agreement or on order of a court of competent jurisdiction under the laws related to bankruptcy.

The value of these convertible bonds will be impacted by corporate actions such as increased debt load, stocks buy back, payment of dividends, issue of equity, acquisitions, merger and declaration of bankruptcy. The impact of these actions on the valuation of convertible bonds is uncertain. Generally, if the issuer raises additional debt, bondholders may face a decline in the value of their investment due to increased risk resulting from higher debt load. On the other hand, if convertible bonds are closer to conversion into equity, their value will be less affected when the issuer borrows money as long as the borrowing is not excessive. Corporate actions that reduce cash at hand (for example, stocks buy back and dividends) will create a higher risk for bondholders but may raise the expectation of higher valuation when bonds are converted into equity. If the issuer files

for bankruptcy, the holders of these convertible bonds will have lower priority for payment than other debts, which are secured or senior to this note.

Risks to Purchasers of The Securities Relating to Minority Ownership in the Issuer

Risks to Purchasers of the Securities Associated with Corporate Actions Including, Additional Issuances of Securities, Issuer Repurchases of Securities, Sale of the Issuer or of Assets of the Issuer and Transactions with Related Parties

- Additional issuance of securities in future offerings - Transactions with related parties

15. TERMS OF ISSUER INDEBTEDNESS

The Issuer does not have any outstanding debt.

16. EXEMPT OFFERINGS CONDUCTED

The Issuer has conducted the following exempt offerings in the past three years.

Date of Offering	Exemption Relied Upon	Type of Securities Offered	Amount Sold	Use of Proceeds

17. OPERATING HISTORY AND FINANCIALS

The Issuer has indicated that it has an operating history.

The Issuer has made the following financial disclosures.

Financial Standing

Pranalink launched its latest platform in June 2022. Company is in pre-revenue stage now, as we haven't commenced any serious marketing efforts. All funds to date are infused by the founders (through equity and director's loan).The Company does not have any external debt. The Company is looking for working capital to strengthen its operations.

Financial disclosures of the past two years

Current Number of Employees: $6

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$12,604.00	$5,571.00
Cash and Cash Equivalents	$3,733.00	$3,113.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,244.00	$0.00
Long-term Debt	$0.00	$0.00
Revenue/Sales	$78.00	$0.00
Cost of Goods Sold	$91.00	$0.00
Tax Paid	$0.00	$0.00
Net Income	-$16,402.00	-$2,346.00

Financial Statements and Additional Documents

Following financial statements are attached with this document.

File Name	Description
2021 financials.pdf	2021 Financial Statements
2020 financials.pdf	2020 Financial Statements

If you are viewing a printed copy of this offering statement, please print the abovementioned files separately. The attached files of financial statements can be

separately downloaded from the Issuer's page on the Akemona funding portal at https://akemona.com/offerings.

18. ONGOING REPORTING

The Issuer will file a report electronically with the United States Securities and Exchange Commission's (SEC's) EDGAR system annually and post the report on its website, no later than April 15 each year. The maximum allowed period for filing the annual report is 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be found on the Issuer's website at: www.pranalink.com

In compliance with relevant laws and regulations, the Issuer will continue to comply with the ongoing reporting requirement until:

- The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- The Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- The Issuer liquidates or dissolves its business in accordance with state laws.

19. DISCLOSURE OF MATERIAL INTEREST IN RELATED-PARTY TRANSACTION(S)

The Issuer (or any entities controlled by or under the common control with the Issuer) were not a party to any transaction(s) in which any of the following persons have or is to have a direct or indirect material interest:

- Director or officer of the Issuer or anyone performing similar functions with the Issuer

- Beneficial Owner of 20% or more of the Issuer's stock based on voting power

- Promoter of the Issuer

- Immediate family member of any of the abovementioned persons

20. OTHER MATERIAL INFORMATION

Nothing to declare.

21. LEGAL ISSUES, CONVICTIONS OR DISBARMENTS

With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in the Principal Stockowners (Section 4 of the current document), any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will (directly or indirectly) be paid remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

1. No such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security

    ii. involving the making of any false filing with the Commission

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security

    ii. involving the making of any false filing with the Commission

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer

        B. engaging in the business of securities, insurance or banking

        C. engaging in savings association or credit union activities.

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4. No such person is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

    ii. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this

offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder

    ii. Section 5 of the Securities Act under which all offers and sales of securities must be registered with the SEC or qualify for some exemption from the registration requirements.

6. No such person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. No such person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, nor is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Final order in the abovementioned statements means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

Please note that no matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose, if the affiliated entity is not

   i. in control of the Issuer

   ii. under common control with the Issuer by a third party that was in control of the affiliated entity at the time of such events.